Exhibit 21


Subsidiaries of the Registrant

3-D Virtual, Inc.
ACTV Net, Inc.
ACTV Entertainment, Inc.
The Florida Individualized Television Network, Inc.
The Northwest Individualized Television Network, Inc.
The Los Angeles Individualized Television Network, Inc.
The New York Individualized Television Network, Inc.
The San Francisco Individualized Television Network, Inc.
The Texas Individualized Television Network, Inc.
The Rocky Mountain Individualized Network, Inc.
ACTV Holdings, Inc.